Exhibit 23.1

CONSENT

The undersigned consents to being named as a Qualified Person in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, of U.S. GoldMining Inc. (the “Company”) being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and to the reference to the undersigned in the Annual Report as having reviewed and approved the technical and scientific information contained therein.

The undersigned hereby also consents to the incorporation by reference in the Company’s Registration Statements on Form S-3 (Registration No. 333-279435) and Form S-8 (Registration No. 333-282980) of the reference to the undersigned and the above-mentioned information contained in the Annual Report and exhibits thereto.

March 20, 2026

/s/ Tim Smith
Tim Smith, P.Geo